SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broadvision, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

111412706
(CUSIP Number)

ESW Capital, LLC
401 Congress Avenue, Suite 2650
Austin, TX 78701
(512) 524-6149
Attn: Andrew S. Price

Joseph A. Liemandt
401 Congress Avenue, Suite 2650
Austin, TX 78701
(512) 524-6149
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111412706	13D

1	NAMES OF REPORTING PERSONS
ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,216,071

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,216,071

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,216,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* This percentage is calculated based upon 5,061,018 shares of common stock of the issuer as of October 25, 2019, as reported in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

CUSIP No. 111412706	13D

1	NAMES OF REPORTING PERSONS
Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,216,071

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,216,071

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,216,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* This percentage is calculated based upon 5,061,018 shares of common stock of the issuer as of October 25, 2019, as reported in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

Explanatory Statement

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Original Statement” and as amended, the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 1 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged. This Amendment No. 1 is being filed to report that the beneficial ownership of the outstanding shares of Common Stock held by the Reporting Persons was increased by more than 1% since the last filing following the transactions described in the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and restated in its entirety by the following:

On June 19, 2019, the Reporting Persons sent an email to Dr. Pehong Chen, the CEO of the Issuer in his capacity as a stockholder of the Issuer with a request that he partner with the Reporting Persons to pursue an offer to take the Issuer private on draft proposed terms. On June 20, 2019, Dr. Chen rejected the proposal and made a counter proposal that the Reporting Persons immediately rejected. During the limited discussions, the Reporting Persons became aware that the Board of Directors of the Issuer had a special committee of directors in place that was aware of the discussions with Dr. Chen. The Reporting Persons, however, did not engage in any direct negotiations with the Issuer relating to a potential transaction and did not send a proposal to the Issuer. On August 12, 2019, a member of the special committee of directors of the Issuer contacted the Reporting Persons and inquired whether the Reporting Persons might be willing to pursue a transaction on different terms than proposed by Dr. Chen. The Reporting Persons communicated that there was no interest in discussing a potential transaction under such proposed terms. On December 13, 2019, the Reporting Persons affirmed in a conversation to Dr. Chen, in his capacity as a stockholder of the Issuer, that no new proposal would be forthcoming. Since that time, no further discussions have occurred.

As of January 13, 2020, the Reporting Persons have considered making a new proposal and reserve the right to continue to discuss and/or submit one or more proposals to the Issuer privately, and discuss such proposals with Dr. Chen in his capacity as a stockholder of the Issuer, without additional public disclosure.

Except as otherwise described in this Item 4, the Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

While no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: the formation of a partnership with the founder and largest stockholder of the Issuer to seek to acquire the Issuer’s outstanding Common Stock that is not owned by the partnership for cash or an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing. No contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Original Statement is hereby supplemented by adding the following disclosures at the end of Item 5(c):

(c)	Between September 18, 2019 and January 13, 2020, ESW Capital, LLC purchased an aggregate of 170,764 shares of Common Stock of the Issuer in open market transactions with a broker-dealer as follows:

Name	Date	Number of shares	Transaction	Purchase Price per Share
ESW Capital, LLC	01/13/2020	144,689	Purchase	$2.7781	(1)
ESW Capital, LLC	01/02/2020	4,904	Purchase	$2.4998	(2)
ESW Capital, LLC	11/25/2019	7,350	Purchase	$2.50
ESW Capital, LLC	11/20/2019	7,371	Purchase	$2.50
ESW Capital, LLC	11/13/2019	2,699	Purchase	$2.4967	(3)
ESW Capital, LLC	11/12/2019	3,751	Purchase	$2.46	(4)

(1) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $2.50 to $2.80. A breakdown of each transaction will be provided upon request.

(2) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $2.49 to $2.50. A breakdown of each transaction will be provided upon request.

(3) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $2.455 to $2.50. A breakdown of each transaction will be provided upon request.

(4) The price shown is the weighted average purchase price for the reported transaction. The range of prices at which common stock was purchased for the reported transaction was $2.40 to $2.50. A breakdown of each transaction will be provided upon request.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

99.1
Joint Filing Agreement, dated as of September 26, 2019 as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit A to the Schedule 13D filed September 26, 2019).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt